Exhibit 24(b)(8.96)

Fourth Amendment to the Selling and Services Agreement

            This Fourth Amendment dated as of March 1, 2008 by and between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) (“ING Life”), ING Financial Advisers, LLC (formerly Aetna Investment Services, Inc.) (collectively “ING”), and Pioneer Funds Distributor, Inc. (the “Distributor”),  is made to the Selling and Services Agreement dated as of April 5, 1999, as amended by Amendment No. 1 (effective July 1, 1999), Amendment No. 2 (effective December 21, 1999), and Amendment No. 3 (effective March 1, 2003).  Unless otherwise indicated, terms defined in the Agreement are used herein as therein defined.

            WHEREAS, the parties reserved to themselves the right to amend the Agreement from time to time in a writing executed by the parties; and

            WHEREAS, the parties agree to amend the Agreement to add Class Y shares of the Funds.

            NOW, THEREFORE, in consideration of the promises and mutual covenants hereinafter contained, the parties agree as follows:

     1.  Schedule B of the Agreement is hereby deleted in its entirety and replaced with Schedule B, attached hereto.

     2.  Schedule 4 of the Agreement is hereby deleted in its entirety and replaced with a new Section 4 as follows:

4.  Fees.

(a) Servicing Fee

            Administrative services to the Plans and Participants shall be the responsibility of ILIAC and shall not be the responsibility of the Fund or the Distributor.  The Distributor recognizes ILIAC as the sole shareholder under this Agreement, and that substantial savings will be derived in administrative expenses and shareholder communications, by virtue of having a sole shareholder rather than multiple shareholders.  In consideration of the administrative savings resulting from such arrangement, Distributor or its designee agrees to pay to ILIAC a servicing fee:

            (i) for Class A shares, on the annual rate of x.xx% (x.xxxx% quarterly) of the average net assets invested in the Funds in each calendar quarter; provided that such fee does not exceed the equivalent of $xx per Participant per Fund per annum. This fee shall be payable quarterly in arrears, as invoiced by ILIAC to the Distributor for the amount of such fee; and

                        (ii) for Class R Shares, in consideration of ILIAC providing services under each Fund’s Class R Shares Service Plan (the “Service Plan”) to Participants holding shares of Class R Shares of the Funds, including but not limited to (a) acting as the shareholder of record and nominee for Participants, (b) maintaining account records for each Participant and participant beneficially owning Class R Shares, (c) processing orders to purchase, redeem and exchange Class R Shares on behalf of Participants, and handling the transmission of funds representing the purchase price or redemption proceeds and (d) addressing Participants’ questions regarding their accounts and the Funds, Distributor agrees to pay to the ILIAC a servicing fee, on the annual rate of x.xx% (x.xxxx% quarterly) of the average net assets invested in the Funds through the Contracts in each calendar quarter, as invoiced by ILIAC to the Distributor for the amount of such fees.  ILIAC agrees that the services that it shall provide shall not include distribution services primarily intended to result in the sale of Fund shares.  Distributor has no obligation to make any such payments and ILIAC hereby waives any such payments until the Distributor receives monies from the Fund.  The amount of compensation payable to ILIAC during any one year for its services with respect to Class R Shares of a Fund shall not exceed the maximum permitted by the Service Plan, as described in the Fund’s prospectus; and

                        (iii) for Class Y Shares, at an annual rate of x.xx% (x.xxxx% quarterly) of the average net assets invested in the Funds through the Contracts in each calendar quarter.

(b) Distribution Related Fees

            In accordance with the Fund’s plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Distributor will make payments to ILIAC at an annual rate of x.xx% (x.xxxx% quarterly) for Class A shares and x.xx% (x.xxx% quarterly) for Class R shares, of the average net assets invested in the Funds in each calendar quarter.  Distributor will make such payments within thirty (30) days after the end of each calendar quarter.  Each payment will be accompanied by a statement showing the calculation of the fee payable to ILIAC for the quarter and such other supporting data as may be reasonably requested by ILIAC.

(c)    Other

            For services provided by ILIAC to Plans and Participants who allocate value under their contract to Class R shares of the Funds, the Distributor agrees to pay out of its own funds an annual fee of x.xx% (x.xxx% quarterly).  Distributor will make such payments within thirty (30) days after the end of each calendar quarter.  Each payment will be accompanied by a statement showing the calculation of the fee payable to ILIAC for the quarter and such other supporting data as may be reasonably requested by ILIAC.

The Distributor shall not be responsible for payment of fees where the Distributor has a pre-existing agreement with regard to such account covered by this Agreement.

     3.  Except as modified hereby, all other terms and conditions of the Agreement shall remain in full force and effect.

     4.  This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Amendment.

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ING LIFE INSURANCE AND ANNUITY COMPANY By: /s/ Lisa S. Gilarde Name: Lisa S. Gilarde Title: Vice President	PIONEER FUNDS DISTRIBUTOR, INC. By: /s/ Joseph Kringdon Name: Joseph Kringdon Title: Executive Vice President
ING FINANCIAL ADVISERS, LLC By: /s/ David A. Kelsey Name: David A. Kelsey Title: V.P./C.O.O.

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Schedule B

As amended on [insert]

All Class A Shares of Pioneer Funds

All Class R Shares of Pioneer Funds

All Class Y Shares of Pioneer Funds

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